UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

NAVISTAR INTERNATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

63934E108
(CUSIP Number)

Mr. Wolfgang Betz BraWo Park Willy-Brandt-Platz 19 38102 Braunschweig Germany +49(0)8936098361
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. Volkswagen Truck & Bus GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,242,012 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,242,012 shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,242,012 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6%**
14.	Type of Reporting Person (See Instructions) OO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between Volkswagen Truck & Bus GmbH and the Company.

** Based on 98,109,615 shares of Common Stock outstanding as of February 28, 2017, as reported by the Company in its quarterly report on Form 10-Q for the quarterly period ended January 31, 2017.

CUSIP No.
1.	Names of Reporting Persons. Volkswagen AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,242,012 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,242,012 shares of Common Stock *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,242,012 shares of Common Stock *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6%**
14.	Type of Reporting Person (See Instructions) HC, CO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between Volkswagen Truck & Bus GmbH and the Company (the “Purchase Agreement”).

** Based on 98,109,615 shares of Common Stock outstanding as of February 28, 2017, as reported by the Company in its quarterly report on Form 10-Q for the quarterly period ended January 31, 2017.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2701 Navistar Drive, Lisle, Illinois 60532.

Item 2. Identity and Background

(a)	Pursuant to Exhibit 2, this Statement is being filed jointly and on behalf of Volkswagen Truck & Bus GmbH, a private company organized under the laws of Germany (“VW T&B”), and Volkswagen AG, a public company organized under the laws of Germany (“Volkswagen” and together with VW T&B, the “Reporting Persons”).

(b)	The business address of VW T&B is BraWo Park, Willy-Brandt-Platz 19, 38102 Braunschweig, Germany and the business address of Volkswagen is Berliner Ring 2, 38440 Wolfsburg, Germany. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Persons is set forth on Schedule A and incorporated by reference.

(c)	Volkswagen is one of the world’s largest car manufacturers. Volkswagen, or other companies owned or controlled, directly or indirectly, by Volkswagen, produces motor vehicles under the brand names Volkswagen, Porsche, Audi, Bentley, Lamborghini, Bugatti, Ducati, Skoda and SEAT. VW T&B is a wholly-owned subsidiary of Volkswagen and is the holding company for Volkswagen’s commercial vehicle brands, MAN Truck & Bus, MAN Latin America and Scania. These brands are combined in VW T&B so as to cater to the specific interests and needs of commercial vehicle customers in the best possible manner, by providing a structured framework for business with light as well as mid-sized and heavy commercial vehicles, while also allowing the brands to continue to retain their independence.

(d)

(d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) except that on January 11, 2017, Volkswagen waived indictment and entered a plea agreement with the United States under Rule 11(c)(1)(C) of the Federal Rules of Criminal Procedure.  A copy of the plea agreement can be found at:  https://www.justice.gov/opa/press-release/file/924436/download.  The plea agreement concerns conduct related to the introduction into the United States of diesel vehicles with defeat devices as defined under U.S. law.  Neither VW T&B, nor any of the persons listed on Schedule A, is a party to the plea agreement. On March 10, 2017, the United States District Court for the Eastern District of Virginia accepted the plea agreement and Volkswagen entered its plea.  The sentencing date is set for April 21, 2017.

(e)	During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The purchase price for the Common Stock was $255,974,109.12, or $15.76 per share of common stock. Such price was funded by Volkswagen to VW T&B through internally generated funds.

Item 4. Purpose of Transaction

VW T&B acquired the Common Stock pursuant to the Stock Purchase Agreement, dated September 5, 2016, between VW T&B and the Issuer (the “Purchase Agreement”) for investment purposes and in connection with the formation of a strategic alliance between VW T&B and the Issuer. In addition to the Purchase Agreement, VW T&B and Navistar, Inc., a wholly owned subsidiary of the Issuer (“Navistar, Inc.”), entered into framework agreements dated September 5, 2016 establishing the intent to enter into agreements in connection with the closing of the Purchase Agreement for supply cooperation and strategic technology collaboration. Various of these agreements have been entered into, including the procurement joint venture that will source parts for VW T&B and Navistar and will provide each with greater global scope and scale, and the technology sharing and supply agreement that will offer synergies and the sharing of costs associated with future vehicle development.

In connection with entry into the Purchase Agreement, VW T&B and Navistar also entered into a Stockholder Agreement, dated September 5, 2016 (the “Stockholder Agreement”) which provides that, as of the closing date of the Purchase Agreement, VW T&B will designate two people who are approved by the Issuer to be appointed to the Issuer’s board of directors (the “Board”). Following the initial appointment, the Issuer must designate for nomination to the Board at its annual meeting and use commercially reasonable efforts to cause the election of two persons nominated by VW T&B for so long as VW T&B together with the controlled affiliates of Volkswagen (“controlled affiliates”) hold at least 12% of the outstanding common shares of the Issuer and one person nominated by VW T&B for so long as VW T&B and the controlled affiliates hold at least 7% of the outstanding common shares (the “7% Threshold”). VW T&B loses the right to designate any nominees to the Board once it, together with the controlled affiliates, falls below the 7% threshold. The VW T&B nominees must resign from the Board upon the earlier to occur of (i) VW T&B and the controlled affiliates collectively owning less than 5% of the outstanding common stock (the “5% Threshold”) and (ii) a Commercial Termination Event. A “Commercial Termination Event” occurs if all of the individual contracts previously executed by Navistar, Inc. and VW T&B as contemplated by the License and Supply Framework Agreement, dated September 5, 2016, between VW T&B and Navistar, Inc., have subsequently been terminated by VW T&B for a change of control of the Issuer or for convenience or by the Issuer for a material breach by VW T&B. The information in Item 6 regarding the Stockholder Agreement is incorporated herein by reference.

Except as set forth in this Statement none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Reporting Persons intend to continuously review the investment in the Issuer, and may in the future determine (subject to the terms of the Section 203 Agreement (as defined in Item 6) and Stockholder Agreement, to the extent applicable) (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them (iii) to undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the shares of Common Stock not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer or (iv) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Reporting Persons will be subject to the restrictions described in Item 6 of this Statement.

Item 5. Interest in Securities of the Issuer

(a)       The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are each the beneficial owners of 16,242,012 shares of Common Stock, which represents 16.6% of the shares of Common Stock outstanding based on 98,109,615 shares of Common Stock outstanding as of February 28, 2017 (as reported on the Form 10-Q for the quarterly period ended January 31, 2017). Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto owns beneficially any shares of Common Stock.

(b)       VW T&B has sole power to vote and dispose of 16,242,012 shares of Common Stock. Volkswagen has shared power to vote and to dispose of 16,242,012 shares of Common Stock.

(c)       During the last sixty (60) days, the only transaction in the Common Stock by the Reporting Persons was the purchase of 16,242,012 shares of Common Stock at $15.76 per share by VW T&B pursuant to the Purchase Agreement, which sale closed on February 28, 2017.

(d)       No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer’s securities beneficially owned by the Reporting Persons.

(e)       Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

The information in Item 4 regarding the Purchase Agreement is incorporated herein by reference. The Purchase Agreement contains certain customary representations and warranties of the Issuer relating to its business and public filings, and certain customary representations and warranties of VW T&B relating to its capacity to consummate the transactions contemplated by the Purchase Agreement. The Purchase Agreement also contains indemnification for breaches of representations and warranties as of signing and closing and breaches of covenants. The indemnification for breaches of representations and warranties (other than fundamental representations) is capped at $51.2 million and the indemnifying party will not be liable until the aggregate amount of damages incurred exceeds $5.1 million on claims for breaches of representations. The indemnity for non-fundamental representations and covenants survives for one year after the closing of the transaction and fundamental representations survive indefinitely.

References to and the description of the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

Stockholder Agreement

The information in Item 4 regarding the Stockholder Agreement is incorporated herein by reference.

Effective as of September 5, 2016, VW T&B and permitted holders (the “holders”) are subject to a standstill provision until the date on which both (i) for the immediately preceding 30 days, no VW T&B nominee has served on the Board and (ii) 24 months have elapsed following the closing of the Purchase Agreement. During this period, holders cannot without the written consent of the Issuer: (1) acquire securities of the Issuer, provided that such restriction will not prohibit (a) the holders from exercising their anti-dilution rights or (b) bona fide open market purchases of common stock after the closing that would not result in any holder together with the controlled affiliates beneficially owning a number of equity securities equal to or convertible into 20% or more of the then-outstanding common stock (provided that if the Issuer grants an exemption from Section 203 of the Delaware General Corporation Law (“DGCL”) to a third party in excess of 20%, the standstill provision will be amended to reflect the higher percentage (such higher percentage, the then-applicable “Ownership Cap”); (2) participate in proxy solicitation or present any proposals at any stockholder meetings, grant any proxies or subject shares to any voting trusts; (3) make a request for books and records under the DGCL; (4) make disparaging public statements about the Issuer or its current or former officers or directors, in their capacity as such; (5) institute any litigation against the Issuer or any of its current and former directors or officers (including derivative actions), with certain exceptions; (6) propose or participate in any offer, merger, acquisition or other business combination or acquisition relating to a material amount of assets of the Issuer (subject to certain exceptions described below); and (7) make any public proposal or take any actions that would require the Issuer to make any public disclosure, with respect to the above matters.

If during the standstill period a third party commences a bona fide offer for securities of the Issuer representing 20% or more of the voting power and the Board either publicly recommends the offer or does not recommend against the offer within 15 business days following the commencement of the offer, VW T&B and its affiliates are permitted to make and publicly disclose a counterproposal to the Board and/or commence an offer for 100% of the outstanding common stock. The standstill does not prevent or restrict VW T&B or its affiliates’ ability to make confidential proposals to the Issuer that would not reasonably be expected to result in public disclosure by the Issuer.

Until the earlier of (i) VW T&B and the controlled affiliates collectively owning less than the 7% Threshold and (ii) the occurrence of a Commercial Termination Event, if the Issuer proposes to issue common stock or preferred stock or any convertible securities, the Issuer must offer to sell to the holders on the same terms as the proposed issuance a portion of the issuance equal to the percentage of all common stock outstanding as of immediately before the issuance that is held by the holders; provided that the Issuer will not be required to sell to the holders if (i) the issuance to the holders will require stockholder approval (but the Issuer must use commercially reasonable best efforts to obtain the stockholder approval no later than the next annual meeting) or (ii) the sale would result in the holders and the controlled affiliates owning in excess of 20% (or, if relevant, the then-applicable Ownership Cap) of the outstanding common stock.

If the Issuer repurchases or redeems any common stock, the effect of which would be that all holders together would own in excess of 20% (or, if relevant, then the-applicable Ownership Cap) of the outstanding common stock, the holders must either participate in the repurchase or redemption or otherwise dispose of their shares within 90 days of exceeding the 20% threshold (or, if relevant, then the-applicable Ownership Cap), to the extent necessary to drop below the 20% threshold (or, if relevant, the then-applicable Ownership Cap).

VW T&B and its affiliates are subject to a three-year lock up period (but may transfer to controlled affiliates). Following the expiration of the lock-up period, VW T&B may transfer shares except to any Schedule 13D filer of the Issuer or strategic investor in or competitor of the Issuer, and if the proposed transferee is an activist investor, VW T&B must first offer to sell the shares to the Issuer on the same pricing terms. Following the expiration of the lock-up period, the holders and their affiliate transferees have shelf registration rights, including certain rights for up to a total of 3 underwritten offerings in any 12-month period if the expected aggregate gross proceeds of an underwritten offering are at least $20 million. If a shelf registration statement is not available, the holders may demand up to 2 registrations in total, provided that the holders cannot make a request for registration for less than 1,000,000 registrable shares. The holders also have customary rights to participate in certain other registered offerings of securities of the Issuer. Transferees of holders who acquired 5% or more of the then-outstanding common stock from VW T&B and its affiliates in privately negotiated bona fide sales can transfer shares with the above-described registration rights which shall be exercisable for so long as they and their affiliates own 5% or more of the then-outstanding common stock.

The Stockholder Agreement terminates upon the earlier of (i) the termination of the Stock Purchase Agreement and (ii) the first date following the closing of the Purchase Agreement on which VW T&B and the controlled affiliates cease to collectively own equal to or more than the 5% Threshold (subject to the survival of registration rights).

A copy of the Stockholder Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

Section 203 Agreement

In connection with the Purchase Agreement, on September 5, 2016, the Issuer entered into the Section 203 Agreement (the “Section 203 Agreement”) with VW T&B that permits VW T&B to acquire, subject to certain conditions and limitations, beneficial or other ownership of 15% or more, but less than 20% (or, if relevant, the then-applicable Ownership Cap) (the “Threshold Percentage”) of the voting power of the shares of voting stock of the Issuer issued and outstanding from time to time, without triggering the restrictions that would otherwise be imposed under Section 203 of the DGCL. If VW T&B acquires 20% (or, if relevant, then the-applicable Ownership Cap) or more of the shares of voting stock of the Issuer issued and outstanding from time to time, then Section 203 of the DGCL, with certain modifications, will apply as a matter of contract, provided that if the Issuer grants a waiver of Section 203 to any other person that is greater than the Threshold Percentage, the Threshold Percentage in the Section 203 Agreement will be automatically increased to such higher percentage. A copy of the Section 203 Agreement is attached hereto as Exhibit 5 and incorporated herein by reference.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Power of Attorney for Volkswagen AG, dated as of February 21, 2017 (filed herewith).

Exhibit 2: Joint Filing Agreement, dated as of February 28, 2017, by and between the Reporting Persons (filed herewith).

Exhibit 3: Stock Purchase Agreement dated as of September 5, 2016 between the Issuer and Buyer (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-09618), dated September 6, 2016 and incorporated herein by reference).

Exhibit 4: Stockholder Agreement dated as of September 5, 2016 between the Issuer and Buyer (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-09618), dated September 6, 2016 and incorporated herein by reference).

Exhibit 5: DGCL 203 Agreement dated as of September 5, 2016 between the Issuer and Buyer (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-09618), dated September 6, 2016 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLKSWAGEN TRUCK & BUS GMBH

March 9, 2017
Date

/s/ Andreas Renschler
Signature

Andreas Renschler, Chief Executive Officer
(Name/Title)

March 9, 2017
Date

/s/ Matthias Gründler
Signature

Matthias Gründler, Chief Financial Officer
(Name/Title)

VOLKSWAGEN AG

March 9, 2017
Date

/s/ Tim Haack
Signature

Tim Haack, Attorney in fact
(Name/Title)

March 9, 2017
Date

/s/ Frederik Fragemann
Signature

Frederik Fragemann, Attorney in fact
(Name/Title)